SUZANO S.A.
Publicly Held Company with Authorized Capital
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registration (NIRE): 29.300.016.331
MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON DECEMBER 22, 2023
1.Date, Time and Place: The Board of Directors (“Board”) met on December 22, 2023, at 7 p.m., at the branch office of Suzano S.A. (“Company”) located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.
2.Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director). Also attended this meeting, as guests, Mr. Walter Schalka, Chief Executive Officer (CEO), Mr. Marcelo Feriozzi Bacci, Finance and Investor Relations Executive Officer, and Mr. Marcos Chagas Assumpção.
3.Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. Marcos Chagas Assumpção acted as secretary.
4.Agenda: To resolve on the acquisition of the totality of the capital shares held by Timber VII SPE S.A. (CNPJ 23.741.553/0001-09) and Timber XX SPE S.A. (CNPJ 40.157.006/0001-91), which own, through corporate entities by them controlled, approximately 70,000 hectares of land in the state of Mato Grosso do Sul, in Project Cerrado’s coverage region, being part of the referred area composed by eucalyptus plantation from different ages (“Transaction”).
5.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.
6.Resolutions:
6.1Approve the Transaction based on the following main conditions: (i) acquisition price of BRL 1,826,000,000.00 (one billion, eight hundred and twenty-six million Brazilian reais), to be paid in cash in 2024 on the Transaction closing date. If the closing occurs after March 31, 2024, the price shall be converted into US Dollar; (ii) the acquisition price may be adjusted to reflect the position of the sellers on the closing date, with regard to usual economical and operational aspects in this type of Transaction; and (iii) the Transaction is subject to the approval of the Brazilian antitrust authorities (CADE) and other usual conditions precedent for this type of transaction.
6.2Regarding the approval above, the members of the Board of Directors decide to authorize the Company’s Executive Board of Officers to perform any and all acts and sign any and all other documents necessary for the execution of the resolution approved herein.
7.Closing: There being no further business, the meeting was closed. The minutes of the meeting was drafted, read and approved by all the Directors present.

São Paulo, SP, December 22, 2023.

__________________________ David Feffer Chairman of the meeting and Chairman of the Board of Directors	__________________________ Marcos Chagas Assumpção Secretary
____________________________ Daniel Feffer Vice-Chairman of the Board of Directors	_____________________________ Nildemar Secches Vice-Chairman of the Board of Directors
_____________________________ Ana Paula Machado Pessoa Director	_____________________________ Gabriela Feffer Moll Director
______________________________ Maria Priscila Rodini Vansetti Machado Director	_____________________________ Paulo Rogerio Caffarelli Director
_____________________________ Paulo Sergio Kakinoff Director	_____________________________ Rodrigo Calvo Galindo Director
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